UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One):

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended March 31, 2016

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to

Commission File Number 000-21767

ViaSat, Inc. 401(k) Profit Sharing Plan

(Full title of plan and the address of the plan,

if different from that of the issuer named below)

ViaSat, Inc.

(Name of issuer of the securities held pursuant to the plan)

6155 El Camino Real

Carlsbad, California 92009

(760) 476-2200

(Address of principal executive offices and telephone number)

REQUIRED INFORMATION

Item 1.	Not applicable.

Item 2.	Not applicable.

Item 3.	Not applicable.

Item 4.	The ViaSat, Inc. 401(k) Profit Sharing Plan (the “Plan”) is subject to the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). Attached hereto are the audited financial statements and related schedule of the Plan for the fiscal year ended March 31, 2016, which have been prepared in accordance with the financial reporting requirements of ERISA.

Exhibits.

The Exhibit Index on page 13 is incorporated herein by reference as the list of exhibits required as part of this report.

VIASAT, INC. 401(k) PROFIT SHARING PLAN

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

AS OF MARCH 31, 2016 AND 2015, AND FOR THE FISCAL YEAR ENDED MARCH 31, 2016

All other supplemental schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under ERISA are omitted because of the absence of conditions under which they are required.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Participants and Plan Administrator of the ViaSat, Inc. 401(k) Profit Sharing Plan:

We have audited the accompanying statements of net assets available for benefits of the ViaSat, Inc. 401(k) Profit Sharing Plan (the “Plan”) as of March 31, 2016 and 2015, and the related statement of changes in net assets available for benefits for the fiscal year ended March 31, 2016. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of March 31, 2016 and 2015, and the changes in net assets available for benefits for the fiscal year ended March 31, 2016, in conformity with U.S. generally accepted accounting principles.

The supplemental information in the accompanying schedule of assets (held at end of year) as of March 31, 2016 has been subjected to audit procedures performed in conjunction with the audit of ViaSat, Inc. 401(k) Profit Sharing Plan’s financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but include supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedule, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying schedule is fairly stated in all material respects in relation to the financial statements as a whole.

/s/ KIECKHAFER SCHIFFER & COMPANY LLP

Irvine, California

September 16, 2016

VIASAT, INC. 401(k) PROFIT SHARING PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

AS OF MARCH 31, 2016 AND 2015

	2016	2015
ASSETS:
Investments (at fair value):
Mutual funds	$254,525,103	$242,790,540
Common/collective trusts	106,307,491	93,759,788
ViaSat, Inc. common stock	45,810,630	32,811,529
Self-directed brokerage accounts	3,005,319	2,368,856
Interest-bearing cash	—	14,110

Total investments	409,648,543	371,744,823
Receivables:
Employer contributions	13,079,861	11,609,397
Employee contributions	—	1,320,538
Notes receivable from participants	5,596,370	4,873,650

Total receivables	18,676,231	17,803,585

NET ASSETS AVAILABLE FOR BENEFITS	$428,324,774	$389,548,408

The accompanying notes are an integral part of these financial statements.

VIASAT, INC. 401(k) PROFIT SHARING PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE FISCAL YEAR ENDED MARCH 31, 2016

ADDITIONS:
Additions to net assets attributed to:
Investment income:
Dividend and interest income	$11,334,012
Net depreciation in fair value of all investments	(8,958,897)

Total investment income	2,375,115

Interest on notes receivable from participants	230,092

Contributions:
Employer	13,079,861
Employee	33,500,850
Rollover	3,474,348

Total contributions	50,055,059

Total additions	52,660,266

DEDUCTIONS:
Deductions from net assets attributed to:
Benefits paid to participants	13,579,765
Administrative expenses	304,135

Total deductions	13,883,900

NET INCREASE	38,776,366
NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of the year	389,548,408

End of the year	$428,324,774

The accompanying notes are an integral part of these financial statements.

VIASAT, INC. 401(k) PROFIT SHARING PLAN

NOTES TO THE FINANCIAL STATEMENTS

FOR THE FISCAL YEAR ENDED MARCH 31, 2016

1.	Description of Plan

The following description of the ViaSat, Inc. 401(k) Profit Sharing Plan (the “Plan”) provides only general information. Participants should refer to the Plan document or the summary plan description for a more complete description of the Plan’s provisions.

General

The Plan is a defined-contribution savings and profit sharing plan sponsored by ViaSat, Inc. (the “Company” or the “Employer”) to encourage and assist eligible employees of the Company and its designated subsidiaries to adopt a regular program of savings to provide additional financial security for retirement. The Plan was effective on January 1, 1990. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

In June of 2015, as a result of the sale of JP Morgan Retirement Plan Services to Great-West Financial during fiscal year ended 2015, the trustee was changed from JP Morgan Chase Bank N.A. (“JP Morgan”) to Great-West Trust Company, LLC (“Great-West”), which rebranded their name to Empower Retirement and served during fiscal year 2016 as the non-discretionary trustee of the trust established as part of the Plan pursuant to a trust agreement (the “Trust Agreement”) and was authorized to hold the assets of the trust under the terms of the Trust Agreement.

Administration

The Plan is administered by the Company and its Board of Directors. The Company’s Board of Directors has the discretion to appoint or remove any trustee or agent of the Plan. The trustee has the full power to administer the Plan and apply all of its provisions on behalf of the Company’s Board of Directors.

Eligibility

To be eligible to participate in the Plan, an employee must be age 18 or older.

Contributions

Participants may contribute to the Plan on a pre-tax basis and/or on an after-tax Roth basis subject to the provisions of the Internal Revenue Code (the “Code”). New employees will be automatically enrolled in the Plan at a deferral rate of 5% unless an employee opts out. Employees automatically enrolled in the Plan will receive an automatic 1% increase in their deferral rate on each anniversary of their automatic enrollment date up to a maximum of 10%. In addition, participants who will be at least age 50 by the end of the tax year may make an additional “catch-up” contribution as prescribed by the Code. Participants can change their elective deferral percentage or opt out at any time.

The Company may, at its discretion, make matching contributions to the Plan in the form of cash or the Company’s common stock. During the fiscal year ended March 31, 2016, the Company elected to make matching contributions of 50% of each employee’s pre-tax and after-tax Roth contributions, with a matching limit not to exceed 5% of the employee’s eligible compensation. Matching contributions are accrued in the period in which the Plan administrator is reasonably certain of their occurrence.

Matching contributions by the Company are invested in the participants’ accounts according to their specified allocation of investment fund options as of the date of the contribution. However, if the match is made with the Company’s common stock, participants have the option to transfer all or part of those amounts into any other investments available under the Plan. The employer matching contributions receivable of $13,079,861 as of March 31, 2016 was paid in June of 2016 with the Company’s common stock. The employer matching contributions receivable of $11,609,397 as of March 31, 2015 was paid in June of 2015 with the Company’s common stock.

Additionally, the Plan allows for discretionary profit sharing contributions and qualified non-elective contributions (“QNEC”) by the Company. For the fiscal year ended March 31, 2016, there were no discretionary profit sharing contributions or QNEC contributions made.

Rollover contributions meeting certain guidelines detailed in the Plan document may be made to the Plan.

VIASAT, INC. 401(k) PROFIT SHARING PLAN

NOTES TO THE FINANCIAL STATEMENTS

FOR THE FISCAL YEAR ENDED MARCH 31, 2016

Participant Accounts

Separate accounts are maintained for each participant. Participants direct the investment of their Plan accounts among a variety of investment options. Participants may change their elections, including investments in the Company common stock, on a daily basis. Plan earnings (losses) from investments are allocated to the participant account balances on a daily basis using a weighted-average of participant account balances.

Vesting

Participants are immediately vested in their voluntary contributions, plus actual earnings thereon. Participants vest in Company matching and profit sharing contributions as follows:

Years of Vesting Service	Vested Percentage
Less than 2 years	0%
2 but less than 3 years	20%
3 but less than 4 years	40%
4 but less than 5 years	60%
5 but less than 6 years	80%
6 or more years	100%

Additionally, participants become 100% vested in Company contributions upon death, disability, or upon reaching the retirement age as defined in the Plan document.

Forfeitures

Amounts forfeited by terminated employees are first used to pay expenses of the Plan and then to reduce Company matching contributions. As of March 31, 2016 and 2015, forfeitures of $512,189 and $403,856, respectively, were available to reduce future employer contributions. During fiscal years 2016 and 2015, forfeitures of $399,432 and $352,676 were utilized to reduce the fiscal years 2016 and 2015 employer contributions receivable, respectively.

Payment of Benefits

Prior to termination of employment, a participant may withdraw all or any portion of their rollover balance. Upon retirement or other termination of employment, participants or their beneficiaries are entitled to receive their vested balances in a lump sum distribution or installment payments. Involuntary cash-out distributions of amounts greater than $1,000 but not more than $5,000, are distributed in the form of a direct rollover to an individual retirement plan designated by the Plan administrator. If the distribution is less than $1,000, a check for the vested balance is sent to the employee, less applicable tax withholding.

Hardship Withdrawals

Upon certain conditions, participants, while still employed by the Company, are permitted to withdraw, in a single sum, a portion of their vested account as a result of an immediate and heavy financial need. These conditions include unreimbursed medical expenses, the purchase of the participant’s principal residence, the payment of post-secondary education tuition, the payment of burial or funeral costs of immediate family members, the payment of natural disaster clean-up on the participant’s principal residence or to prevent eviction or foreclosure from the participant’s principal residence. A participant’s right to make deferrals to the Plan will be suspended for six months after the receipt of a hardship withdrawal.

VIASAT, INC. 401(k) PROFIT SHARING PLAN

NOTES TO THE FINANCIAL STATEMENTS

FOR THE FISCAL YEAR ENDED MARCH 31, 2016

Notes Receivable from Participants

Participants are eligible to borrow the lesser of $50,000 or 50% of their vested account balance subject to certain limitations outlined in the Plan. The notes are secured by the vested balance in the participant’s account and bear interest at the prime rate at inception of the note plus 1% per annum. Principal and interest is paid ratably through payroll deductions. At March 31, 2016, notes receivable from participants mature through fiscal year 2046 and bear interest at rates between 4.25% and 9.25% per annum.

If an active participant discontinues making note payments and fails to make payments when they are due under the terms of the note, the note will be considered in default. Under certain circumstances, as indicated in the Plan document, a note that is in default may be deemed a distribution from the Plan and will be included in the statement of changes in net assets available for benefits.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of a Plan termination, participants become 100% vested in their accounts.

Investment Options

Participants may direct employer and participant contributions and existing account balances into any of several investment options, including the ViaSat, Inc. Common Stock Fund and self-directed brokerage accounts. A participant may transfer amounts from other investment options into the ViaSat, Inc. Common Stock Fund, provided that no transfer will cause more than 20% of a participant’s account to be invested in the ViaSat, Inc. Common Stock Fund.

2.	Summary of Significant Accounting Policies

Basis of Accounting and Accounting Standards Codification

The Plan follows accounting standards set by the Financial Accounting Standards Board (the “FASB”), which establishes generally accepted accounting principles in the United States (“GAAP”) that are followed in reporting the statements of net assets and statement of changes in net assets. The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with GAAP. References to GAAP issued by the FASB in these notes are to the FASB Accounting Standards Codification, referred to as the “Codification” or “ASC”.

Investment Valuation and Income Recognition

The Plan follows the fair value measurement and disclosure requirements of ASC 820, which defines fair value as the exchange price that would be received for the asset or paid to transfer a liability in the principal or most advantageous market for the asset or liability. The Plan’s investments are recorded at fair value. See Note 3 – Fair Value Measurements below for further information on the valuation of investments.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net depreciation in fair value of investments consists of the net change in unrealized gains or losses during the year and the Plan’s gains and losses on investments sold during the year.

Administrative Expenses

The Company pays certain administrative expenses of the Plan. Direct expenses totaling $304,135 were paid by the Plan and allocated to the participants for the fiscal year ended March 31, 2016. Certain expenses are included in the transaction prices of investments bought and sold and are not separately quantified.

Payment of Benefits

Benefits are recorded when paid.

VIASAT, INC. 401(k) PROFIT SHARING PLAN

NOTES TO THE FINANCIAL STATEMENTS

FOR THE FISCAL YEAR ENDED MARCH 31, 2016

Use of Estimates

The preparation of the Plan’s financial statements in conformity with GAAP requires management to make estimates and assumptions that affect reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant estimates include the fair values of certain investments. Actual results could differ from those estimates.

Risk and Uncertainties

The Plan assets are invested in a variety of investments. Investment securities are exposed to various risks, including foreign currency exchange rate risk, interest rate risk, market risk, and credit risk. The Plan’s investment options also include a stable return fund, which is a general obligation of the issuer. As such, performance under this contract is dependent on the financial wherewithal of the issuer and deterioration in the financial condition of the issuer will increase the likelihood of nonperformance of the issuer’s obligations. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in investment values may occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits.

Recent Accounting Pronouncements

In May 2015, the FASB issued ASU 2015-07, Disclosures for Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent). ASU 2015-07 amended ASC 820, Fair Value Measurements and Disclosures, to remove the requirement to categorize within the fair value hierarchy all investments for which fair value is measured using the net asset value per share practical expedient. The amendment also removes the requirement to make certain disclosures for all investments that are eligible to be measured at fair value using the net asset value per share practical expedient. ASU 2015-07 is effective for fiscal years beginning after December 15, 2015 and should be applied retrospectively. The Plan administrator does not expect this ASU to have a material impact on the Plan’s financial statements.

In July 2015, the FASB issued ASU 2015-12, Plan Accounting: Defined Benefits Pension Plans (Topic 960), Defined Contribution Pension Plans (Topic 962) and Health and Welfare Benefit Plans (Topic 965): I. Fully Benefit-Responsive Investment Contracts; II. Plan Investment Disclosures; and III. Measurement Date Practical Expedient. This three-part ASU simplifies current benefit plan accounting and requires (i) fully benefit-responsive investment contracts to be measured, presented, and disclosed only at contract value and accordingly removes the requirement to reconcile their contract value to fair value; (ii) benefit plans to disaggregate their investments measured using fair value by general type, either on the face of the financial statements or in the notes to the financial statements; (iii) the net appreciation or depreciation in investments for the period to be presented in the aggregate rather than by general type, and removes disclosure requirements relevant to individual investments that represent 5% or more of net assets available for benefits. Further, the amendments in this ASU eliminate the requirement to disclose the investment strategy for certain investments that are measured using Net Asset Value (“NAV”) per share using the practical expedient in the FASB ASC Topic 820. Part III of the ASU provides a practical expedient to permit employee benefit plans to measure investments and investment-related accounts as of the month-end that is closest to the plan’s fiscal year-end, when the fiscal period does not coincide with a month-end, while requiring certain additional disclosures. The amendments in Parts I and II of this standard are effective retrospectively for fiscal years beginning after December 15, 2015 and early adoption is permitted. The amendments in Part III of this standard are effective prospectively for fiscal years beginning after December 15, 2015 and early adoption is permitted. The Plan adopted this standard retrospectively effective March 31, 2016 and accordingly, the prior year disclosures were adjusted. As a result of the adoption of this standard, the Plan modified its investment disclosures as described above. The early adoption of this ASU in fiscal year 2016 did not have a material impact on the Plan’s financial statements.

3.	Fair Value Measurements

ASC 820 establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy under ASC 820 are described below:

Level 1 — Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2 — Inputs to the valuation methodology include quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in inactive markets, inputs other than quoted prices that are observable for the asset or liability, and inputs that are derived principally from or corroborated by observable market data by correlation or other means. If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

VIASAT, INC. 401(k) PROFIT SHARING PLAN

NOTES TO THE FINANCIAL STATEMENTS

FOR THE FISCAL YEAR ENDED MARCH 31, 2016

Level 3 — Inputs to the valuation methodology are unobservable and significant to the fair value (these are often based on internal models and there is rarely a two-way market).

The asset’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. The valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Investments held in the Plan primarily consist of mutual funds, common/collective trusts, the Company’s common stock, self-directed brokerage accounts and a money market fund (interest-bearing cash). These assets are recorded at fair value on a recurring basis. Following is a description of the valuation methodologies used for investments measured at fair value. There have been no changes in the methodologies used as of March 31, 2016 and 2015.

Mutual funds: Valued at the closing net asset value (“NAV”) reported on the last business day of the fiscal year which is also the quoted market prices available on an active market.

Common/collective trusts: Valued by the issuer of the common/collective trust funds based on the market value of its underlying investments. The underlying investments are valued by the issuer using quoted market prices on active markets. As of March 31, 2016 and 2015, the common/collective trusts consisted of the JP Morgan Stable Asset Income Fund (Stable Asset Income Fund) and the State Street Global Advisors S&P 500 Index Fund (S&P 500 Index Fund). The Stable Asset Income Fund contains wrapper contracts comprised of both underlying investments and contractual components which have observable Level 1 or Level 2 pricing inputs, including quoted prices for similar assets in active and non-active markets. The S&P 500 Index Fund has an investment objective to approximate the performance of the S&P 500 Index over the long term. The fund does not have any restrictions on redemption.

The Stable Asset Income Fund invests in fully benefit-responsive investment holding wrapper contracts in order to manage the market risk and return of certain securities. The wrapper contracts generally modify the investment characteristics of certain underlying securities such that they perform in a manner similar to guaranteed investment contracts. Each wrapper contract and the related underlying assets comprise the investment contract and are recorded at contract value. Contract value represents contributions made under the contract, plus interest at the contract rate, less withdrawals and contract administrative expenses.

Participant–initiated transactions in the Stable Asset Income Fund are those transactions allowed by the Plan, including withdrawals for benefits, loans, or transfers to noncompeting funds within a plan, but excluding withdrawals that are deemed to be caused by the actions of the Plan sponsor. Certain events limit the ability of the Plan to transact at NAV with the issuer. Such events include the following: (1) amendments to the Plan documents (including complete or partial Plan termination or merger with another plan), (2) changes to the Plan’s prohibition on competing investment options, (3) bankruptcy of the Plan or other Plan sponsor events (for example, divestitures or spin-offs of a subsidiary) that cause a significant withdrawal from the Plan, or (4) the failure of the trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA. The Plan administrator does not believe that any events which would limit the Plan’s ability to transact at contract value with participants are probable of occurring.

Company common stock: Investments in securities (common stock) traded on a national securities exchange are valued at the last reported sales price on the last business day of the fiscal year.

Self-directed brokerage accounts: The self-directed brokerage accounts are valued based on the fair value of the underlying investments. The underlying investments are carried at fair value based on quoted marked prices.

Interest-bearing cash: Short-term money market instruments are valued at cost, which approximates fair value based on quoted market prices available on an active market.

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan administrator believes these valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

VIASAT, INC. 401(k) PROFIT SHARING PLAN

NOTES TO THE FINANCIAL STATEMENTS

FOR THE FISCAL YEAR ENDED MARCH 31, 2016

The following table sets forth by level, within the fair value hierarchy, the Plan’s investments at fair value as of March 31, 2016:

	Level 1	Level 2	Level 3	Total
Mutual funds	$254,525,103	$—	$—	$254,525,103
Common/collective trusts	—	106,307,491	—	106,307,491
ViaSat, Inc. common stock	45,810,630	—	—	45,810,630
Self-directed brokerage accounts	—	3,005,319	—	3,005,319

Total investments at fair value	$300,335,733	$109,312,810	$—	$409,648,543

The following table sets forth by level, within the fair value hierarchy, the Plan’s investments at fair value as of March 31, 2015:

	Level 1	Level 2	Level 3	Total
Mutual funds	$242,790,540	$—	$—	$242,790,540
Common/collective trusts	—	93,759,788	—	93,759,788
ViaSat, Inc. common stock	32,811,529	—	—	32,811,529
Self-directed brokerage accounts	—	2,368,856	—	2,368,856
Interest-bearing cash	14,110	—	—	14,110

Total investments at fair value	$275,616,179	$96,128,644	$—	$371,744,823

The following table provides information regarding redemption of investments where the NAV has been used to measure fair value at March 31, 2016 and 2015:

	Fair Value		Redemption Frequency	Redemption Notice Period
	2016	2015
Common/collective trusts:
Stable Asset Income Fund	$40,988,418	$34,220,933	Daily	1 – 2 days
S&P 500 Index Fund	65,319,073	59,538,855	Daily	1 – 2 days

Total common/collective trusts	$106,307,491	$93,759,788

The Stable Asset Income Fund’s primary objective is to seek the preservation of principal, while providing current income and liquidity. The Stable Asset Income Fund invests in a highly diversified fixed income strategy which may include U.S. treasury and agency securities, mortgage-backed securities, asset-backed securities, commercial mortgage-backed securities, private mortgages, corporate and short-term investments through investments in other commingled pension trust funds established, operated and maintained by JP Morgan. The fund also may invest in synthetic guaranteed investment contracts and similar products.

The S&P 500 Index Fund seeks to replicate the returns and characteristics of the S&P 500 Index. To achieve its objective, the fund invests in a portfolio that owns units of one or more portfolios that hold securities of the S&P 500 Index, in the same capitalization weights as they appear in the index.

There were no unfunded commitments at March 31, 2016 and 2015.

VIASAT, INC. 401(k) PROFIT SHARING PLAN

NOTES TO THE FINANCIAL STATEMENTS

FOR THE FISCAL YEAR ENDED MARCH 31, 2016

4.	Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements as of March 31, 2016 and 2015 to the Form 5500:

	2016	2015
Net assets available for benefits per the financial statements	$428,324,774	$389,548,408
Reporting difference between financial statements and Form 5500 relates to valuation of collective investment funds	389,778	443,921

Net assets available for benefits per the Form 5500	$428,714,552	$389,992,329

The following is a reconciliation of the change in net assets available for benefits per the financial statements for the fiscal year ended March 31, 2016 to the Form 5500:

Net increase in net assets available for benefits per the financial statements	$38,776,366
Reporting difference between financial statements and Form 5500 relates to valuation of collective investment funds	(54,143)

Net increase in net assets available for benefits per the Form 5500	$38,722,223

5.	Party-In-Interest Transactions

A party-in-interest is defined as a fiduciary or employee of the Plan, any person who provides service to the Plan, an employer whose employees are covered by the Plan, an employee organization whose members are covered by the Plan, a person who owns 50% or more of such an employer or employee organization, or a relative of such persons mentioned.

Certain Plan investment options are sponsored by Great-West, the trustee of the Plan. Therefore, any transaction executed with Great-West qualifies as a party-in-interest transaction.

In addition, the Plan sponsor, ViaSat, Inc., is a party-in-interest.

6.	Tax Status

Effective June 1, 2015, the Plan adopted a prototype plan document designed by Great-West Trust Company, LLC which received a favorable opinion letter dated March 31, 2014. The adoption of the new plan document did not significantly change the provisions of the Plan.

Prior to the restatement, the Plan had adopted a prototype 401(k) plan document designed by JP Morgan which received a favorable opinion letter dated March 31, 2008. The opinion indicates that the prototype plan has been reviewed by the Internal Revenue Service (IRS) and was found to be a qualified plan under Section 401(k) of the Code and thus exempt from federal income taxes under the provisions of Section 401(a) of the Code. The Plan has been amended since receiving the opinion letter; however, the Plan administrator believes that the Plan is currently designed and operated in compliance with the applicable requirements of the Code. Therefore, the Plan administrator believes that the Plan is qualified and tax exempt as of the date of the financial statements.

Assuming it meets certain initial and ongoing requirements, the Plan is generally exempt from federal and state income taxes. However, GAAP requires the Plan administrator to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of March 31, 2016, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examinations for fiscal years prior to 2012.

VIASAT, INC. 401(k) PROFIT SHARING PLAN

(Plan Number 001, Sponsor EIN Number 33-0174996)

Schedule H, Part IV, line 4i-SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AS OF MARCH 31, 2016

(a)	(b) Identity of Issuer, Borrower, Lessor or Similar Party	(c) Description of Investment	(d) Cost	(e) Current Value
	Mutual Funds:
	American Funds	Europac Growth	**	$16,821,812
	Delaware	Emerging Markets-Inst	**	7,890,903
	Fidelity	Spartan Extended Market Index	**	24,281,967
	JP Morgan	Equity Income R5	**	11,639,005
	JP Morgan	Mid Cap Growth-R5	**	6,519,372
	JP Morgan	Mid Cap Value-Inst	**	14,305,782
	JP Morgan	Small Cap Equity	**	20,744,799
	Loomis Sayles	Investment Grade Bond	**	26,967,759
	T. Rowe Price	GNMA Fund	**	8,432,027
	T. Rowe Price	Large Cap Core Growth	**	20,978,323
	Vanguard	Bond Market Index	**	14,782,798
	Vanguard	International Stock Index	**	15,316,887
	Wells Fargo Advantage	Specialized Tech-A	**	16,540,657
	Wells Fargo Advantage	DJ Target Today	**	421,272
	Wells Fargo Advantage	DJ Target 2010	**	1,750,648
	Wells Fargo Advantage	DJ Target 2015	**	45,533
	Wells Fargo Advantage	DJ Target 2020	**	8,942,713
	Wells Fargo Advantage	DJ Target 2025	**	1,019,987
	Wells Fargo Advantage	DJ Target 2030	**	16,369,362
	Wells Fargo Advantage	DJ Target 2035	**	1,412,874
	Wells Fargo Advantage	DJ Target 2040	**	11,831,012
	Wells Fargo Advantage	DJ Target 2045	**	696,393
	Wells Fargo Advantage	DJ Target 2050	**	6,401,742
	Wells Fargo Advantage	DJ Target 2055	**	411,476

				254,525,103
	Common/Collective Trusts:
	JP Morgan	Stable Asset Income Fund	**	40,988,418
	State Street Global Advisors	S&P 500 Index Fund	**	65,319,073

				106,307,491
	Common Stock:
*	ViaSat, Inc.	Employer Common Stock	**	45,810,630

	Self-Directed Brokerage Account:
*	GWFS Equities, Inc.	Empower Brokerage	**	3,005,319

*	Plan participants	Participant loans with interest rates ranging from 4.25% - 9.25% maturing through fiscal year 2046	**	5,596,370

	Total			$415,244,913

*	Party-in-interest to the Plan.
**	Cost information is not required for participant-directed investments and loans, and therefore is not included.

The accompanying notes are an integral part of this supplemental schedule.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

VIASAT, INC. 401(k) PROFIT SHARING PLAN

	By:	ViaSat, Inc., the Plan Administrator

Date: September 16, 2016	By:	/s/ Shawn Duffy
Shawn Duffy
Senior Vice President and Chief Financial Officer and the Plan Administrator’s Designee

EXHIBIT INDEX

Exhibit Number	Exhibit Description

23.1	Consent of independent registered public accounting firm